UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Birck, Michael J.

   c/o TELLABS OPERATIONS, INC.
   4951 Indiana Avenue
   Lisle, IL  60532
   USA
2. Issuer Name and Ticker or Trading Symbol
   Tellabs, Inc.
   (TLAB)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   10/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |10/04/|G   |V|1,767,500 (1)     |D  |           |                   |I     |(2)                        |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |10/07/|G   |V|5,500 (4)         |D  |           |                   |I     |(2)                        |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |10/07/|J   |V|5,500,000 (5)     |D  |           |11,985,300         |I     |(2)                        |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |      |    | |                  |   |           |6,747,344          |D     |                           |
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Common Stock               |      |    | |                  |   |           |584,000            |I     |By Spouse                  |
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Common Stock               |      |    | |                  |   |           |366.742            |I     |(3)                        |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Represents a gift by the reporting person of general and limited partnership interests in Oak Street
Investments, L.P. to his spouse in the aggregate amount of 1,400 general partnership units (representing 17,500 shares of Tellabs stock) and 140,000 limited partnership units (representing 1,750,000 shares of Tellabs stock).
(2)  Held by Oak Street Investments,
L.P.
(3) These shares are held for the benefit of the reporting person in the Tellabs Advantage Plan.
(4) Represents gifts by the reporting person and his spouse of limited partnership interests in Oak Street
Investments, L.P. to six (6) individuals in the aggregate amount of 440 limited partnership units (representing
5,500 shares of Tellabs
stock).
(5) Represents gifts by the reporting person of limited partnership interests in Oak Street Investments, L.P. to the trustee of four (4) Qualified Annuity Interest Trusts in the aggregate amount of 440,000 limited partnership units
(representing 5,500,000 shares of Tellabs
stock).
SIGNATURE OF REPORTING PERSON
/s/ Michael J. Birck
DATE
November 10, 1997